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50 12/8/04

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SECURI1 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02827

8-83369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 AND ENDING September 30, 2004

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASHTON YOUNG FINANCIAL SERVICES, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2150 Butterfield, Suite 110

          (No. and Street)

Troy   Michigan   48084

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald G. Young   248-729-0101

                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Doyle, Lawrence R.

       (Name – *if individual, state last, first, middle name*)

420 Lakes Edge Dr., Oxford, Michigan 48371

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Donald G. Young</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Ashton Young Financial Services, Inc.</u> , as of <u>September 30</u> , 20<u>04</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

AL V. LEWIS
Notary Public, Oakland County, MI
My Commission Expires Oct. 18, 2006
Acting in Oakland County

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lawrence R. Doyle

Certified Public Accountant

(248) 628-5354

420 Lakes Edge Drive
Oxford, Michigan 48371

Independent Auditor's Report

Board of Directors and Shareholders
Ashton Young Financial Services, Inc.

I have examined the accompanying statement of financial position of Ashton Young Financial Services, Inc. as of September 30, 2004, and the related statements of shareholders' equity, earnings and changes in financial position and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Young Financial Services Inc. as of September 30, 2004 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawrence R. Doyle

November 18, 2004
Oxford, Michigan

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2004

ASSETS

Cash		$72,733
Accounts receivable:		
Brokers, dealers, and clearing		
organizations		42,421
Total current assets		115,154
Other assets:		
Investment in NASDAQ stock	$5,520	
Prepayments and lease deposits	3,476	
Advances, officers and salesmen	115,739	
		124,735
		239,889

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts Payable:		
Officers' and salesmen's commissions		31,883
Accrued taxes and other		9,749
Total current liabilities		41,632
Shareholders' equity:		
Common stock, par value $1 per share, authorized		
100,000 shares, issued 28,624 shares	28,624	
Capital in excess of par	31,823	
Retained earnings	155,810	
	216,257	
Less common stock held in		
treasury at cost	(18,000)	
Net stockholders' equity		198,257
		$239,889

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2004

	Common Stock	Capital Excess of Par Value	Retained Earnings	Treasury Stock	Stock-holders Equity
Balance October 1, 2003	$28,624	$31,823	$156,835	($18,000)	$199,282
Net loss for the year			(1,025)		(1,025)
Balance September 30, 2004	$28,624	$31,823	$155,810	($18,000)	$198,257

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Commissions		$707,010
Interest earned		26,409
Investment Loss		(920)
Total income		732,499
Selling and Administrative Expenses:		
Salaries	$33,445	
Commissions	500,896	
Clearing charges and floor brokerage	22,056	
Insurance	15,063	
Rent	35,005	
Telephones	9,823	
Travel and promotional	37,161	
Professional fees	3,200	
Office supplies and expense	5,129	
Interest Expense	243	
Postage	3,449	
Computer and copier costs	15,085	
Miscellaneous and errors	2,653	
License fees and dues	6,380	
Utilities	2,428	
Taxes	4,945	
Subscriptions	577	
Payroll Taxes	30,781	
Advertising and promotion	1,017	
Total selling and administrative expenses		729,336
Operating income		3,163
Provision for taxes		4,188
Net loss for the year		($1,025)

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Funds provided:

Decrease in Investment in NASDAQ Stock $920

Funds applied:

Increase in advances (41,863)
Loss from Operations (1,025)

Decrease in working capital ($41,968)

SCHEDULE OF WORKING CAPITAL

	September 30 2002	2003	Decrease
Current assets	$166,359	$115,155	
Current liabilities	50,868	41,632	
	$115,491	$73,523	($41,968)

See accompanying notes and accountant's audit report

ASHTON YOUNG FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Cash flows from operating activities:

Net Earnings (loss)	($1,025)
Add (deduct) items affecting cash:	
Decrease (increase) in receivables	53,402
Decrease (increase) in other assets	(40,944)
Increase (decrease) in accounts payable and other liabilities	($9,236)
Net increase in cash	2,197
Cash at beginning of period	70,536
Cash at end of period	$72,733

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities and options transactions

Transactions in securities and listed option and related commission income and expenses are recorded on a settlement date bases, generally the third business day following the transaction date for securities and the next business day for options.

Securities owned if any

Securities owned are valued at market and unrealized gains and losses are reflected in income.

Net capital requirements

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/5th of aggregate indebtedness as defined.

At September 30, 2003 the company's net capital was $77,387 and its required net capital was $50,000.

Commitments under lease rentals

The Company signed a 5 year lease for office facilities used in the operations with annual rentals starting at $30,450 and with a 3% annual increase. The lease expires on Oct 31, 2009 and noncancellable term of the lease requires payments totaling $159,448 for the 5 year term commencing November 1, 2004.

ASHTON YOUNG FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
SEPTEMBER 30, 2004

Total ownership equity	$198,257
Deduct ownership equity not allowed net capital	-
Total ownership equity qualified for net capital	198,257
Deductions and/or charges:	
A. Total nonallowable assets from Statement of Financial Condition	(119,214)
B. Other deductions: Other assets and unsecured receivables	
Net capital before haircuts on securities positions	79,043
Haircuts on securities (computed where applicable, pursuant to Rule 15c3-1(f):	
C Trading and investment securities	
4 Other securities	(1,656)
Net capital	77,387
Net capital requirement	50,000
Excess net capital	$27,387

ASHTON YOUNG FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2004

(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from balance sheet	$41,632
Total aggregate indebtedness	41,632
Percentage of aggregate indebtedness to net capital	53.80%

STATEMENT PERSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Difference between this computation of net capital and the corresponding computation prepared by ASHTON YOUNG FINANCIAL SERVICES, INC. and included in the Company's unaudited Part II FOCUS Report filed as of the same date, consisted of the following:

Excess per the Company's Part II FOCUS Report	$28,499
Difference: Reduction to income due to year end closing	(1,112)
Excess per this computation	$27,387

ASHTON YOUNG FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
SEPTEMBER 30, 2004

ASHTON YOUNG FINANCIAL SERVICES, INC. is exempt from the Computation for

Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities

and Exchange Commission because of exemption provided under Rule 15c3-3 (k) (2) (B) as a

Broker-Dealer, "who, as an introducing broker or dealer, clears all exchange transactions with

and for customers on a fully disclosed basis with a clearing broker or dealer...".

ASHTON YOUNG FINANCIAL SERVICES, INC.

SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES

PURSUANT TO RULE 17a5(j) OF THE

SECURITIES AND EXCHANGE COMMISSION

———

SEPTEMBER 30, 2004

———

Lawrence R. Doyle
Certified Public Accountant

———

(248) 628-5354

420 Lakes Edge Drive
Oxford, Michigan 48371

Board of Directors
Ashton Young Financial Services, Inc..

In planning and performing my audit of the financial statements of Ashton Young Financial Services, Inc. for the year ended September 30, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (l) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Ashton Young Financial Services, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g), (l) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15e3-3, in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures are adequate at September 30, 2004, to meet the Commission's objectives.

Furthermore, we determine that Ashton Young Financial Services, Inc. is exempt from the Computation for Reserve Requirements for Broker-Dealers under Rule 15c-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k) (2) (B) as a Broker-Dealer "who as an introducing broker or dealer, clears all transaction with and for customers on a fully disclosed basis with a clearing broker or dealer."

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lawrence R. Doyle

November 18, 2004
Oxford, Michigan